

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

<u>Via E-mail</u>
Curtis Summers
President and Chief Executive Officer
Panamera Healthcare Corporation
4270 Orchard Hill Drive.
Edmond, OK 73025

> **Re: Panamera Healthcare Corporation**
> **Registration Statement on Form S-1**
> **Filed September 26, 2014**
> **File No. 333-198977**

Dear Mr. Summers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, pertaining to your discussion of the healthcare industry, including data culled from Medical Group Management Association and the World Bank. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Registration Statement Cover Page

4.   Please revise your cover page to clarify that your securities will be offered on a continuous basis under Rule 415.

Prospectus Cover Page

5.   Please revise to provide all of the disclosure required by Item 501(b)(8)(iii) of Regulation S-K.

Table of Contents, page 2

6.   Please revise your disclosure in the last paragraph hereunder to clarify that the prospectus will be updated to the extent required by law.

Prospectus Summary

Panamera Healthcare Corporation

Our Services, page 3

7.   Please revise the summary to discuss briefly your historical and current operations, including the development of your consulting and marketing model. Please discuss in greater detail how the company will earn fees from providing consulting and management services, including a more robust discussion of the payment structure of your contractual arrangements. Refer to Item 503(a) of Regulation S-K.

8.   Please revise to better explain industry-specific "turnaround strategies" and "value-based care" so prospective investors will have clearer insight on the range of services you provide.

Risk Factors

Risks Relating to Our Business and Industry

General

9.   Please revise to include a risk factor to make clear, if true, that management does not have any public company experience.

We have reported limited consulting…, page 7

10.   Please revise the risk factor narrative under this subheading and elsewhere in this section to more accurately capture your specific risks. Please also review your risk factors and eliminate those generic risks applicable to any public company or revise accordingly to more pointedly address your business. As another example, we note your general discussion of unfavorable general economic conditions on page 8 and again on page 13 in this section.

Risks Related to Our Common Stock, page 10

Our current management can exert significant influence…, page 11

11.   Please revise the subcaption to clarify your board's ability to cause you to engage in a business combination without seeking shareholder approval. Additionally, please expand this risk factor and the subcaption, as appropriate, to clarify that your directors will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to themselves; (ii) employment decisions, including their own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

Use of Proceeds, page 15

12.   In light of the range of $15,000 - $55,000.00 to devote to your marketing efforts, please revise to discuss with greater specificity what you plan to accomplish based on these varying amounts.

Selling Security Holders, page 18

13.   Please provide the name(s) of the natural persons with voting or dispositive control over the company's securities held by PB Capital LC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

14.   Please revise to provide more detailed milestones including the anticipated time frame for beginning and completing each milestone.

15.   Please also fully describe the going concern opinion and how the concerns raised in the opinion impact your prospective business operations.

Revenue Recognition, page 19

16.   Please expand your disclosure, both here and on page F-10, to describe how you determine that each of the stated criteria has been met.

17.   Related to the comment above, please expand your disclosure to describe how your service agreements are structured. For example, indicate whether you work on retainer, charge for hours incurred, or negotiate a set fee for specific services, etc.

Liquidity and Capital Resources, page 20

18.   Please discuss the company's specific cash requirements for next 12 months to continue its operations.

Emerging Growth Company, page 22

19.   We note that you intend to rely on certain exemptions available to emerging growth companies. Please discuss to what extent these and other exemptions are available to you as a smaller reporting company.

Business

Our Customers, page 24

20.   In the business section, please discuss the material terms of the consulting agreements with MediLinc Resources, Inc. and Claims Link Inc.

21.   We note that each of your management services agreements allows for maximum monthly fees of $5,000. Please clarify what happens if billable hours exceed this limit in a given month.

Management, page 26

Officers and Board of Directors, page 26

22.   Please revise your disclosure in this section to discuss the extent of Mr. Summer's experience with providing consulting services to healthcare related clients. Please state examples of the types of services he has provided and specifically identify the markets in which he has provided such services.

23.   Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 32

24.   We note your disclosure that Kratos Healthcare, Inc. has agreed to loan you up to $75,000 and your disclosure on page 8 that you will pay offering expenses using loans. Please disclose the terms of the loans, including the interest rate and repayment terms.

Part II. Information Not Required In Prospectus, page 55

Item 15. Recent Sales of Unregistered Securities, page 55

25.   Please revise to briefly describe all of the facts relied upon to make the 4(2) exemption available. We may have further comment based on your response. Refer to Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 56

Exhibit 5.1 - Opinion of Parsons/Burnett/Bjordahl/Hume, LLP

26.   Please refer to the opinion in subclause four. The language here regarding the issuance of certain shares appears inconsistent with the disclosure in the selling stockholder table and the description of unregistered transactions in the prospectus, which states that such shares have already been issued. Please advise or revise as appropriate to reconcile.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP